U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                   FORM 10-SB

    GENERAL FORM FOR THE REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                         QUADRIC ACQUISITION CORPORATION

                 (Name of Small Business Issuer in its Charter)



             Nevada                                 91-2027724
--------------------------------            ------------------------------------
      (State of Incorporation)                 (IRS Employer Identification No.)


 18610 East 32nd Ave., Greenacres, WA                  99016
-----------------------------------------   ------------------------------------
 (Address of principal executive offices)            (Zip Code)


Issuer's telephone number,( 509     )     891       -          8373
                           ---------  -------------   -------------


Securities to be registered under Section 12(b) of the Act:   None

   Title of each class                     Name of each exchange on which
   to be so registered                     each class is to be registered


-----------------------------              ------------------------------


-----------------------------              ------------------------------



Securities to be registered under Section 12(g) of the Act:

   Title of each class                     Name of each exchange on which
   to be so registered                     each class is to be registered


Common Stock, par value $0.001             None
------------------------------             ------------------------------

                                     PART I

Item 1.           Description of Business.

         (a) Forward-looking Statements. Certain statements in this Form 10 Registration Statement, particularly under Items 1 and 2, constitute
"forward-looking statements" with the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, expressed or implied by the forward-looking statements.

         (b) Business Development. Quadric Acquisition Corporation, (the "Company") was incorporated on February 24, 2000 under the laws of the State of Nevada to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has had no operations to date other than issuing shares to its original shareholders. Long Lane Capital, Inc., a Washington corporation, subscribed for 4,750,000 common shares in a combination of $750 cash and services valued at $4,000. Gregory M. Wilson subscribed for 250,000 common shares for cash consideration of $250. The shares were issued pursuant to
Section 4(2) of the Securities Act of 1933, as amended. The purchase price of the Company common stock was par value, $0.001 per share. The purchase price for the common stock was negotiated between affiliated parties and does not necessarily represent the price at which the Company would offer its securities to others or the price others would pay for such stock.

Gregory M. Wilson is the sole officer and director of the Company and the controlling shareholder of Long Lane Capital, Inc. The Company has no employees. There is no one other than Mr. Wilson who will devote any of attention to its affairs. All references herein to management of the Company are to Mr. Wilson. Mr. Wilson's inability to devote sufficient attention to the Company could have a materially adverse affect on its operations.

         The Company will attempt to locate and negotiate with a business entity for the combination of that target company with the Company. A business combination is normally a merger, stock-for- stock exchange or stock-for-assets exchange between an acquiring company and a target company. The combination will probably take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most cases, the target company will wish to structure the business combination within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended.

         No assurances can be given that the Company will be successful in locating or negotiating with any target company. The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company with a class of registered securities.

         (c) Business of the Issuer. The Company intends to locate and combine with an existing, privately-held company which is profitable, or, in management's opinion, has growth potential, regardless of the industry in which it operates. The Company does not intend to combine with a private company which may be deemed an investment company subject to the Investment Company Act of 1940. A business combination may be structured as a merger, consolidation, exchange of the Company's common stock or assets or any other form which will result in the combined enterprise's becoming a publicly held corporation.

         There are certain perceived benefits to being a reporting company. These are commonly believed to include the following: increased visibility and credibility in the financial community; provision of information required under Rule 144 for the trading of eligible securities; publicly available information for investment decisions, compliance with a requirement for admission or eligibility to or for quotation on the OTC Bulletin Board maintained by NASDAQ or on the NASDAQ SmallCap Market; the facilitation of borrowing from financial institutions; improved trading efficiency; shareholder liquidity; greater ease in subsequently raising of capital; compensation of key employees through stock options for which there may be a market valuation; and enhanced corporate image.

         There are also some perceived disadvantages to being a reporting company. These are commonly believed to include the following: requirement for producing and maintaining audited financial statements; the required publication of corporate information; the required filings of periodic and other current reports with the Securities and Exchange Commission; the additional federal and state rules and regulations governing management, corporate activities and shareholder relations.

         Some private companies may find a business combination more attractive than an initial public offering of their securities. Reasons might include the following factors: the inability to obtain an underwriter; the possible greater costs, fees and expenses; the possible delays in the public offering process; and a greater dilution of their outstanding securities.

         Some private companies may find a business combination less attractive than an initial public offering of their securities. Reasons might include the following factors: no investment capital raised through a business combination, and, or no underwriter support of after-market trading.

         A business entity which might be interested in a business combination with the Company may include one or more fo the following factors: (1) a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses; (2) a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it; (3) a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting; (4) a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public; or (5) a foreign company which may wish an initial entry into the United States securities market.

         A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

         No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

         The proposed business activities described in this registration statement classify the Company as a "blank check" company. A blank check company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities blank check companies. The Company will not issue or sell any additional shares or initiate any activities causing a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan and it is no longer classified as a blank check company.

         The shareholders have executed and delivered to the Company, a "lock-up" agreements affirming that they will not sell or otherwise transfer their shares except in connection with or following a business combination resulting in the Company no longer being classified as a blank check company.

         The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. The Company will voluntarily continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of the Company. Since a benefit of a business combination with the Company would normally be considered its status as a reporting company, it is anticipated that the Company will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

         Gregory M. Wilson is the sole officer and director of the Company and the controlling shareholder of Long Lane Capital, Inc. The Company has no employees and there are is no other person other than Mr. Wilson who devote any of their time to the Company's affairs. All references in this registration statement to the management of the Company are to Mr. Wilson. The inability at any time of Mr. Wilson to devote sufficient attention to the Company could have a material adverse impact on its operations.

         The Company anticipates having no business activities other than carrying on its search for a suitable combination partner and negotiating and consummating the business combination transaction. The Company will have no source of revenue. To the extent that the Company incurs operating liabilities before the consummation of a business combination, it may not be able to satisfy those liabilities as they are incurred.

         If the Company's management pursues one or more combination opportunities beyond the preliminary negotiation stage and those negotiations are subsequently terminated, it is reasonably forseeable that such efforts will exhaust the Company's ability to continue seeking combination opportunities.

         The Company's business is subject to numerous risk factors, including the following:

         The Company Has No Operating History Nor Revenue and Minimal Assets and Operates at a Loss. The Company has had no operating history, no revenues and no earnings from operations. The Company has no significant assets or financial resources. The Company has operated at a loss to date and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. Long Lane Capital has agreed to pay all expenses incurred by the Company until a business combination without repayment by the Company. Mr. Wilson is the controlling shareholder of the Long Lane Capital, the majority shareholder of the Company. To date, expenses of approximately $4,000 have been incurred by the Company. There is no assurance that the Company will ever be profitable.

         Company Has Only One Director and One Officer. The Company's president, its sole officer, is Mr. Wilson who is also its sole director and the controlling shareholder of its sole shareholder. Because management consists of only one person, the Company does not benefit from multiple judgments that a greater number of directors or officers would provide and the Company will rely completely on the judgment of its sole officer and director when selecting a target company. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. Mr. Wilson anticipates devoting only a limited amount of time per month to the business of the Company. Mr. Wilson has not entered into a written employment agreement with the Company and he is not expected to do so. The Company has not obtained key man life insurance on Mr. Wilson. The loss of the services of Mr. Wilson would adversely affect development of the Company's business and its likelihood of continuing operations.

         Conflicts of Interest. Mr. Wilson, the Company's president, participates in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. The terms of business combination may include such terms as Mr. Wilson remaining as a director or officer of the Company and/or the continuing securities or other legal work of the Company being handled by the Wilson Law Offices. The terms of a business combination may provide for a payment by cash or otherwise to Mr. Wilson or Long Lane Capital for the purchase or retirement of all or part of their common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Wilson would directly benefit from such employment or payment. Such benefits may influence Mr. Wilson's choice of a target company. The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."

         The Proposed Operations of the Company Are Speculative. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control. There is no assurance that the Company can identify a target company and consummate a business combination.

         Purchase of Penny Stocks Can Be Risky. In the event that a public market develops for the Company's securities following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

         There Is a Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

         There Is No Agreement for a Business Combination and No Minimum Requirements for Business Combination. The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company.

        Reporting Requirements May Delay or Preclude Acquisition. Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 60 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to the Company at the time of effecting a business combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for the Company.

         Lack of Market Research or Marketing Organization. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

         Regulation under Investment Company Act. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. Passive investment interests, as used in the Investment Company Act, essentially means investments held by persons who do not provide any type of management or consulting services or are not involved in the business whose securities are held. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

         Probable Change in Control and Management. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of the business combination agreement, Mr. Wilson and Long Lane Capital, the Company shareholders, may agree to sell or transfer all or a portion of their common stock so to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

         Possible Dilution of Value of Shares upon Business Combination. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the Company's common stock may increase or decrease substantially.

         Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

         Year 2000 Problem May Adversely Affect the Company. Although to date, there has not been a significant Year 2000 disruption, there can be no assurance that one might develop. The Company does not have operations and does not maintain computer systems. Before the Company enters into any business combination, it may inquire as to the status of any target company's potential for Year 2000 Problem. It may require the disclosure to management of the steps such target company has taken or intends to take to correct any such problem and the probable impact on such target company of any computer disruption. However, there can be no assurance that the Company will not enter into a business combination with a target company that has an uncorrected Year 2000 Problem or that any planned Year 2000 Problem corrections will be sufficient. The extent of the Year 2000 Problem of a target company may be impossible to ascertain and any impact on the Company will likely be impossible to predict. If the Company does not determine the Year 2000 Problem readiness of a target company, or if that target company is unsure of its own readiness or vulnerability, then the Company may suffer severe consequences if the disruptions predicted by the Year 2000 Problem materialize. In addition to the those disruptions that may be suffered by region, such erratic distribution of electricity, gas, food, water, telephone and transportation systems, the Company may be specifically harmed by computer hardware or software failure on which the target company may have been dependent.

Item 2.           Plan of Operation.

         During the next twelve months the Company anticipates that all of its operations will be focused on seeking out and evaluating suitable business combination candidates. Given the Company's limited financial resources, the Company will have to rely on its controlling shareholder, Long Lane Capital, Inc. Management will utilize the following business combination suitability standards in its operation. In the pursuit of a combination partner, the Company's management intends to consider only business combination candidates which are profitable or, in management's view, have growth potential. The Company's management does not intend to pursue any business combination proposal beyond the preliminary negotiation stage with any company which does not furnish the Company with audited financial statements for at least its most recent fiscal year and unaudited financial statements for interim periods subsequent to the date of such audited financial statements, or is in a position to provide such financial statements in a timely manner. The Company will, if necessary funds are available, engage attorneys and/or accountants in its efforts to investigate a combination candidate and to consummate the business combination. The Company may require payment of fees by such combination candidate to fund the investigation of such candidate. In the event such a combination candidate is engaged in a high technology business, the Company may also obtain reports from independent organizations of recognized standing covering the technology being developed and/or utilized by the candidate. The Company's limited financial resources may make the acquisition of such reports difficult or even impossible to obtain and, thus, there can be no assurance that the Company will have sufficient funds to obtain such reports when considering combination proposals or candidates. To the extent the Company is unable to obtain the advice or reports from experts, the risks of any combined enterprise's being unsuccessful will be enhanced. Furthermore, the candidate, any of its directors, officers, principal shareholders or general partners:

         (1) will not have been convicted of securities fraud, mail fraud, tax fraud, embezzlement, bribery, or a similar criminal offense involving misappropriation or theft of funds, or be the subject of a pending investigation or indictment involving any of those offenses;

         (2) will not have been subject to a temporary or permanent injunction or restraining order arising from unlawful transactions in securities, whether as an issuer, underwriter, broker, dealer, or investment advisor, may be the subject of any investigation or a defendant in a pending lawsuit arising from or based upon the allegations of unlawful transactions in securities, or

         (3) will not have been a defendant in a civil action which resulted in a final judgement against it or him awarding damages or rescission based upon unlawful practices or sales of securities.

         The Company's officer and director will make these determinations by asking pertinent questions of the management of prospective combination candidates. Such persons will also ask pertinent questions of others who may be involved in the combination proceedings. However, the officer and director of the Company will not take other steps to verify independently the information obtained in this manner. Unless something comes to his attention which puts him on notice of a possible disqualification which might be concealed from him, he will rely on the information received from the management of the prospective business combination candidate and from others who may be involved in the combination proceedings.

         No assurance is given that management will be successful in completing a business combination transaction. If management does complete a business combination transaction, there is no assurance that the resulting business combination will produce a successful enterprise.

         The Company intends to enter into a business combination with a target company in exchange for the Company's securities. The Company has not engaged in any negotiations with any specific entity regarding the possibility of a business combination with the Company. The Company has entered into an agreement with Long Lane Capital, the controlling shareholder of the Company, to supervise the search for target companies as potential candidates for a business combination. The agreement will continue until such time as the Company has effected a business combination. Long Lane Capital, Inc. has agreed to pay all expenses of the Company without repayment until such time as a business combination is effected. Gregory M. Wilson, who is the sole officer and director of the Company, is the president and director and controlling shareholder of Long Lane Capital, Inc.

         The Company has not entered into any agreement or understanding to combine with any business entity and does not intend to do so until after the effective date of this registration statement. Mr. Wilson is in contact with owners and representatives of businesses which may have an interest in becoming publicly owned companies either by combination with a reporting company or otherwise. No assurances can be given that any of these discussions will lead to any agreements, what the terms of those agreements might be, or whether the Company will ever enter into a business combination.

         Long Lane Capital, Inc. may only locate potential target companies for the Company and is not authorized to enter into any agreement with a potential target company binding the Company. The Company's agreement with Long Lane Capital, Inc. is not exclusive. Long Lane Capital, Inc. may provide assistance to target companies incident to and following a business combination, and receive payment for such assistance from target companies.

         Long Lane Capital, Inc. owns 4,750,000 shares of the Company's common stock for which it paid $4,750 in a combination of cash and services, or $.001, par value, per share. The purchase price of common stock of the Company acquired by Long Lane Capital, Inc. was par value, was negotiated between affiliated parties and does not necessarily represent the price at which the Company would offer its securities to others or the price others would pay for such securities.

         Long Lane Capital, Inc. anticipates that it will enter into agreements with other consultants to assist it in locating a target company and Long Lane Capital, Inc. may share its stock in the Company with or grant options on such stock to such referring consultants and may make payment to such consultants from its own resources. There is no minimum or maximum amount of stock, options, or cash that Long Lane Capital, Inc. may grant or pay to such consultants. Long Lane Capital, Inc. is solely responsible for the costs and expenses of its activities in seeking a potential target company, including any agreements with consultants, and the Company has no obligation to pay any costs incurred or negotiated by Long Lane Capital, Inc.

         Long Lane Capital, Inc. may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. If Long Lane Capital, Inc. engages in solicitation, no estimate can be made as to the number of persons who may be contacted or solicited. To date Long Lane Capital, Inc. has not utilized solicitation and expects to rely on referrals from consultants in the business and financial communities for referrals of potential target companies.

         Gregory M. Wilson is the president of Long Lane Capital, Inc. and is also the principal of Wilson Law Offices, a law firm specializing in securities and corporate law, and as such, is regularly in communication with many people, including corporate officers, attorneys, accountants, financial advisors, brokers, dealers, investment counselors, financial advisors and others. Some of these individuals may be interested in utilizing the services of the law firm for their companies or clients in regard to a wide variety of possible corporate and securities-related matters including mergers, acquisitions, initial public offerings, stock distributions, private placements, incorporations, or other activities. It is possible over time that certain of the companies or clients represented by these persons may develop into possible target companies. From time to time such contacts may refer their contacts, clients, acquaintances and others to Long Lane Capital, Inc.

         The Company has no full time employees. Mr. Wilson is the sole officer of the Company and its sole director. Mr. Wilson is also the controlling shareholder of Long Lane Capital, Inc., the Company's controlling shareholder. Mr. Wilson, as president of the Company, has agreed to allocate a portion of his time to the activities of the Company without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Wilson and the potential demands of the Company's activities.

      The amount of time spent by Mr. Wilson on the activities of the Company is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict with any precision the exact amount of time Mr. Wilson will actually be required to spend to locate a suitable target company. Mr. Wilson estimates that the business plan of the Company can be implemented by devoting approximately 10 hours per month over the course of several months but such figure cannot be stated with precision.

         The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See PART F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

         The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

         The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

         The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

         The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business or financial analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

         The Company is subject to all of the reporting requirements included in the Exchange Act. The Company will have the duty to file audited financial statements as part of or within 60 days following the due date for filing its Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of the business combination. The Company intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time. The Company may reserve the right, in the documents for the business combination, to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company or to generally accepted accounting practices.

      The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

         Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

         A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

         With regard to implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

         It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance. The surviving entity would be responsible for all costs associated with any registration of securities.

         While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

         With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

         The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

         Long Lane Capital, Inc. will pay all expenses in regard to its search for a suitable target company. The Company does not anticipate expending funds itself for locating a target company. Mr. Wilson, the officer and director of the Company, will provide his services without charge or repayment by the Company. To date, Long Lane Capital, Inc. has incurred expenses on behalf of the Company aggregating approximately $4,000, including organizational and filing expenses. The Company will not borrow any funds to make any payments to the Company's management, its affiliates or associates. If Long Lane Capital, Inc. stops or becomes unable to continue to pay the Company's operating expenses, the Company may not be able to timely make its periodic reports required under the Securities Exchange Act of 1934, nor to continue to search for an acquisition target. In such event, the Company would seek alternative sources of funds or services, primarily through the issuance of its securities.

         As part of a business combination agreement, the Company intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional common stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

         A prospective target company should be aware that the market price and volume of its securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. The Company does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in the Company's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in the Company's securities, which may result in a significant pressure on their market price. The Company may consider the ability and commitment of a target company to actively encourage interest in its securities following a business combination in deciding whether to enter into a transaction with such company.

         A business combination with the Company separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. The Company may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

         Prior to completion of a business combination, the Company will generally require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a business combination; and other information deemed relevant.

         The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Item 3.           Description of Property.

         The Company owns no properties, has no interest in any property and has no agreements to acquire any property. The Company currently utilizes the offices of management at no cost to the Company. Management has agreed to continue this no cost arrangement until the completion of a business combination transaction.

Item 4.           Security Ownership of Certain Beneficial Owners and
                  Management.

         Table 1 lists the persons who are known to the Company to be the owners of more than five percent of the Company's common stock.

(a)      Beneficial Ownership of more than 5%.

         Table 1.

         (1)               (2)                                (3)                       (4)
   Title of Class          Name and Address                   Amount and Nature         Percent of Class

      Common               Long Lane Capital, Inc.(1)         4,750,000                 95%
                           18610 E. 32nd Ave.
                           Greenacres, WA 99016

                           Gregory M. Wilson (2)              250,000                     5%
                           316 W. Boone Ave.
                           Spokane, WA 99201

                           All Executive Officers

                           and Directors as a Group           5,000,000                 100%
                           (1 Person)

         (1) Mr. Wilson is the controlling shareholder, President and director of the Long Lane Capital, Inc. Long Lane Capital, Inc. serves as an investment and consulting company for Wilson Law Offices and affiliated companies. Long Lane Capital, Inc. has agreed to provide assistance to the Company in locating potential target companies and agreed to pay all costs of the Company until a business combination, without reimbursement. SEE "Plan of Operation".

         (2) As the controlling shareholder, President and director of Long Lane Capital, Inc., Mr. Wilson is deemed to be the beneficial owner of the common stock of the Company owned by Long Lane Capital, Inc.

Item 5.           Directors, Executive Officers, Promoters and Control Persons.

The Company has one Director and Officer as follows:

Table 2.

Name                            Age            Positions and Offices Held

Gregory M. Wilson               48             President, Secretary, Director

(a)      Identify Directors and Executive Officers.

         The Company has one director, Gregory M. Wilson, age 48. Mr. Wilson, B.S., J.D., received a Bachelor of Science in Ornamental Horticulture from California State Polytechnic University in 1974 and a Juris Doctorate degree in 1988 from Gonzaga University. Mr. Wilson is a member of the bars of the States of Washington and Idaho and is admitted to practice before the before the United States District Courts, Eastern and Western Districts of Washington and District of Idaho and the United States Supreme Court.

(b)      Identify Significant Employees.  Gregory M. Wilson

(c)      Family Relationships.   None

(d) Involvement in Certain Legal Proceedings. The Company's director, officer, promoter or control person, if any, during the past five years was not:

1. A general partner or executive officer of a business that had a bankruptcy petition filed by or against it either at the time of the bankruptcy or within the two years before the bankruptcy;
2. Convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
3.       Subject to any order,  judgement, or decree, not subsequently reversed,
         suspended  or  vacated,   of  any  court  of  competent   jurisdiction,
         permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and

4. Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgement has not been reversed, suspended or vacated.

         Conflicts of Interest Gregory M. Wilson, the Company's sole officer and director, expects to organize other companies with similar nature and purpose as this Company. Consequently, there are potential conflicts of interest in acting as an officer and director of the Company. In addition, insofar as Mr. Wilson is engaged in other business activities, he will devote only a small portion of his time to the Company's affairs.

         Mr. Wilson is the principal of Wilson Law Offices, a corporate and securities law firm located in Spokane, Washington. Demands will be placed on Mr. Wilson's time which will detract from the amount of time he is able to devote to the Company. Mr. Wilson intends to devote as much time to the activities of the Company as are required. However, should such a conflict arise, there is no assurance that Mr. Wilson would not attend to other matters before those of the Company. Mr. Wilson estimates that the business plan of the Company can be implemented by devoting approximately 10 hours per month over the course of several months, but there is no assurance that he will devote this amount of time to the Company.

         Mr. Wilson is the president, director and controlling shareholder of Long Lane Capital, Inc., a Washington corporation, which owns 4,750,000 shares of the Company's common stock. At the time of a business combination, some or all of the shares of common stock owned by Long Lane Capital, Inc. may be purchased by the target company or retired by the Company. The amount of common stock sold or continued to be owned by Long Lane Capital, Inc. cannot be determined at this time. Mr. Wilson may benefit from payments made to Wilson Law Offices or Long Lane Capital, Inc. These benefits could be a factor in negotiations and present conflicts of interest.

         A conflict may arise in the event that another blank check company with which Mr. Wilson is affiliated also actively seeks a target company. It is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

         The terms of business combination may include such terms as Mr. Wilson continuing securities or other legal work of the Company being handled by the law firm of which Mr. Wilson is the principal. The terms of a business combination may provide for a payment by cash or otherwise to Long Lane Capital, Inc. for the purchase or retirement of all or part of its common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Wilson would directly benefit from such employment or payment. These benefits may influence Mr. Wilson's choice of a target company.

         The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect.

         There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

PREVIOUS BLANK CHECK COMPANIES

         Gregory M. Wilson, the president of the Company, is currently involved with other blank check companies, and is involved in creating additional companies similar to this one. The initial business purpose of each of these companies was or is to engage in a business combination with an unidentified company or companies and each were or will be classified as a blank check company until completion of a business combination.

         Target companies may be located for the Company and other identical blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, certain blank check companies may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, preference of a certain blank check company name by management of the target company, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. The following chart summarizes certain information concerning blank check companies with which Mr. Wilson is or has been involved which filed a registration statement on Form 10-SB.

Table 3.
                     Registration Form
                     Automatic*            Date
                     Effective Date        Cleared
Corporation          File Number           by SEC (3)     Status
----------------     -----------------     ----------     --------------------

Omni Acquisition     Form 10-SB            2/25/00        Has not entered into
Corporation (1)      0-29613                              business combination
                                                          agreement

Table Notes

* The Form 10-SB is automatically effective 60 days after filing with the Securities and Exchange Commission

(1)  Mr. Wilson is the sole officer, director and beneficial shareholder.

(2) Securities and Exchange Commission is reviewing the registration statement and may have additional comments.

(3)  The date cleared by the Securities and Exchange Commission is the date that
     the  Commission   has  determined  it  had  no  further   comments  on  the
     registration statement.

         Investment Company Act of 1940. Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

Item 6.           Executive Compensation.

         The Company has one executive officer. The Company's sole executive officer has not been paid any compensation. The officer will not be paid for his services as a corporate officer. The company does not have an employee stock option plan and has granted no other form of compensation to its executive officer. There are no agreements to accrue any compensation. The Company does not have a written employment contract with its executive officer. The Company's sole officer and director anticipates receiving financial compensation or benefits as a shareholder, to the extent the shares are sold, transferred or exchanged in a business combination transaction. The Company's sole officer may receive compensation as a principal of the Wilson Law Offices, which may perform legal services for the Company after the consummation of a business combination transaction.

Item 7.           Certain Relationships and Related Transactions.

(a)      Transactions with Management and Others.

         The Company has issued a total of 4,750,000 shares of common stock to Long Lane Capital, Inc. for a total consideration of $4,750 in cash and services and 250,000 shares to Gregory M. Wilson for $250 cash. The shares were issued in reliance on the transaction exemption afforded by Section 4(2) of the Securities Act of 1933, as amended. Mr. Wilson, as the sole shareholder of Long Lane Capital, Inc., is deemed the beneficial owner of the Company shares and as the sole officer and director of the Company, the issuance of the shares, constitutes a transaction with management.

(b)      Certain Business Relationships.

         Mr. Wilson, as the controlling shareholder of Long Lane Capital, Inc., is deemed the beneficial owner of the 4,750,000 shares.

(c)      Indebtedness of Management.

         No member of the Company's management is or has been indebted to the Company since the beginning of the Company's last fiscal year.

(d)      Transactions with Promoters.

         The Company's promoters, if any, have not received, directly or indirectly, anything of value from the Company, nor are they entitled to receive anything of value from the Company.

Item 8.           Description of Securities.

(a)      Common or Preferred Stock.

         The Company has one class of common stock and is authorized to issue 25,000,000 shares, par value, $0.001 per share. There are 5,000,000 common shares issued and outstanding. All common shares participate equally in dividends and voting rights. There are no cumulative voting rights and no pre-emptive rights. Preferred shares are not authorized. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

         Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available for distribution. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

(b)      Debt Securities.

         The company has no outstanding debt securities.

(c)      Other Securities To Be Registered.

         The Company is not registering any other securities.

                                     PART II

Item 1.           Market for Common Equity and Related Stockholder Matters.

(a)      Market Information.

         No public trading market has been established for the Company's common stock. Presently, there are no plans, proposals, arrangements or understandings with any person regarding the development of a trading market in the Company's securities. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

         The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

         In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

         The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

         Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of the Company's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

         Following a business combination, a target company will normally wish to cause the Company's common stock to trade in one or more United States securities markets. The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time.

         In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

         If, after a business combination, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company may apply for quotation of its securities on the OTC Bulletin Board. In certain cases the Company may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

         To have its securities quoted on the OTC Bulletin Board a company must:
(1) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators; and (2) has at least one market maker who completes and files a Form 211 with NASD Regulation, Inc. The OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

         In general there is greatest liquidity for traded securities on the Nasdaq SmallCap Market, less on the NASD OTC Bulletin Board, and least through quotation by the National Quotation Bureau, Inc. on the "pink sheets". It is not possible to predict where, if at all, the securities of the Company will be traded following a Business Combination.

(b)      Holders.

         The Company has two shareholders of its common stock.

(c)      Dividends.

          No dividends have been declared or paid to date and none are expected to be paid in the forseeable future. There are no restrictions imposed on the Company which limit its ability to declare or pay dividends on its common stock.

Transfer Agent

         It is anticipated that Securities Transfer Corporation of Dallas, Texas will act as transfer agent for the common stock of the Company.

Item 2.           Legal Proceedings.

         The Company is not a party to any pending or threatened legal proceedings.

Item 3. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

         There have been no changes or disagreements with accountants on accounting or financial disclosure during the Company's two most recent fiscal years.

Item 4.           Recent Sales of Unregistered Securities.

         Within the past three years the Company has issued 5,000,000 shares of common stock in exempt transactions as afforded by Section 4(2) of the Securities Act of 1933, as amended. The shares offered, sold and issued in an isolated transaction on February 4, 2000 to Long Lane Capital, Inc. for $4,750 in cash and services and Gregory M. Wilson for $250 cash.

Item 5.           Indemnification of Directors and Officers.

         Article V, of the Company's Articles of Incorporation provides for the indemnification of all persons who may serve as Company directors and officers. The indemnification protects them from any personal liability for damages, including costs of developing records, investigator fees and attorney fees, for breach of fiduciary duty or civil suit as directors or officers, but does not eliminate or limit liability for: (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or(b) the payment of dividends in violation of Nevada Revised Statute 78.300.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted for directors, officers and controlling persons of the Company, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore, unenforceable.

                                    PART F/S
Financial Statements

         Set forth below are the audited financial statements for the Company for the period ending March 8, 2000. The following financial statements are attached to this report and filed as a part of it.

                         QUADRIC ACQUISITION CORPORATION
                        (A Development Stage Enterprise)
                              Financial Statements
                                  March 8, 2000
















                              WILLIAMS & WEBSTER PS
                          Certified Public Accountants
                            Seafirst Financial Center
                           W 601 Riverside, Suite 1940
                                Spokane, WA 99201
                                 (509) 838-5111

                         QUADRIC ACQUISITION CORPORATION

                        (A DEVELOPMENT STAGE ENTERPRISE)

                                TABLE OF CONTENTS

                                  March 8, 2000






INDEPENDENT AUDITOR'S REPORT                                                  1

FINANCIAL STATEMENTS

         Balance Sheet                                                        2

         Statement of Operations and Accumulated Deficit                      3

         Statement of Stockholders' Equity                                    4

         Statement of Cash Flows                                              5

NOTES TO FINANCIAL STATEMENTS                                                 6

Board of Directors
Quadric Acquisition Corporation
Spokane, Washington

                          Independent Auditor's Report

We have audited the accompanying balance sheet of Quadric Acquisition Corporation, (a development stage enterprise), as of March 8, 2000, and the related statements of operations and accumulated deficit, stockholders' equity and cash flows for the period from February 24, 2000 (inception) to March 8, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quadric Acquisition Corporation, as of March 8, 2000, and the results of its operations and its cash flows for the period from February 24, 2000 (inception) to March 8, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has been in the development stage since its inception on February 24, 2000. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Williams & Webster, P.S.
Certified Public Accountants

Spokane, Washington
March 15, 2000

                        QUADRIC ACQUISITION CORPORATION
                        (A DEVELOPMENT STAGE EMTERPRISE)
                                 BALANCE SHEET
                                 MARCH 8, 2000






ASSETS

  CURRENT ASSETS
     Cash Total Current Assets                                      $   1,000
                                                                    ---------
        TOTAL CURRENT ASSETS                                            1,000
                                                                    ---------

     TOTAL ASSETS                                                   $   1,000
                                                                    =========




LIABILITIES & STOCKHOLDERS' EQUITY

  CURRENT LIABILITIES                                                   --

  COMMITMENTS AND CONTIGENCIES                                          --

  STOCKHOLDERS' EQUITY
     Common stock, 25,000,000 shares authorized, $0.001 par value;
        5,000,000 shares issued and outstanding                         5,000
     Deficit accumulated during the development stage                  (4,000)
                                                                    ---------
        TOTAL STOCKHOLDERS' EQUITY                                      1,000
                                                                    ---------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $   1,000
                                                                    =========

                         QUADRIC ACQUISITION CORPORATION
                        (A DEVELOPMENT STAGE EMTERPRISE)
                STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
       For the Period from February 24, 2000 (Inception) to March 8, 2000




REVENUES                                                            $    --
                                                                    ---------

EXPENSES
   Organization expense                                                   250
   Legal expense                                                        1,000
   Administrative expense                                               2,750
                                                                    ---------
                                                                        4,000
                                                                    ---------


NET LOSS FROM OPERATIONS                                               (4,000)

INCOME TAXES                                                             --
                                                                    ---------

NET LOSS                                                               (4,000)

ACCUMULATED DEFICIT, BEGINNING BALANCE                                   --
                                                                    ---------
ACCUMULATED DEFICIT, ENDING BALANCE                                 $  (4,000)
                                                                    =========

  NET LOSS PER COMMON SHARE                                         $ (0.0008)
                                                                    =========

  WEIGHTED AVERAGE NUMBER OF
     COMMON STOCK SHARES OUTSTANDING                                5,000,000
                                                                    =========


                         QUADRIC ACQUISITION CORPORATION
                        (A DEVELOPMENT STAGE EMTERPRISE)
                        STATEMENT OF STOCKHOLDERS' EQUITY
       For the Period from February 24, 2000 (Inception) to March 8, 2000




                               Common Stock
                             -----------------------                                 Total
                              Number                     Paid in   Accumulated    Stockholders'
                              of Shares     Amount       Capital      Deficit        Equity
                             ----------    ----------   ----------  ----------     ----------

Issuance of common stock
     for cash and expenses
     at .001 per share       5,000,000     $   5,000    $   --      $    --        $   5,000


Loss for period ending,
     February 24, 2000            --            --          --         (4,000)        (4,000)
                             ---------     ---------    --------    ---------      ---------


Balance
     February 24, 2000       5,000,000     $   5,000    $   --      $  (4,000)     $   5,000
                             =========     =========    ========    =========      =========


                         QUADRIC ACQUISITION CORPORATION
                        (A DEVELOPMENT STAGE EMTERPRISE)
                             STATEMENT OF CASH FLOWS
       For the Period from February 24, 2000 (Inception) to March 8, 2000


CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                      $(4,000)
  Expenses paid by issuance of stock                              4,000
                                                                -------
Net cash provided in operating activities                          --

CASH FLOWS FROM INVESTING ACTIVITIES                               --

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds for issuance of stock                                  1,000
                                                                -------

Change in cash                                                    1,000

Cash, beginning of period                                          --
                                                                -------

Cash, end of period                                             $ 1,000
                                                                =======

Supplemental disclosures:

Interest paid                                                   $  --
                                                                =======
Income taxes paid                                               $  --
                                                                =======

NON-CASH TRANSACTIONS
  Stock issued in exchange for expenses paid                    $ 4,000

                         QUADRIC ACQUISITION CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  March 8, 2000



NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Quadric Acquisition Corporation (hereinafter "the Company") was incorporated on February 24, 2000 under the laws of the State of Nevada primarily for the purpose of serving as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. The Company's fiscal year end is December 31.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Quadric Acquisition Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Development Stage Activities
----------------------------

The Company has been in the development stage since its formation in February 2000 and has not yet realized any revenues from its planned operations.

Going Concern
-------------

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company incurred a net loss of $4,000 for the period ended March 8, 2000 and had no revenue. The future of the Company is dependent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Accounting Method
-----------------

The Company's financial statements are prepared using the accrual method of accounting.

Loss Per Share
--------------

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting

                         QUADRIC ACQUISITION CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  March 8, 2000


NOTE 2 -  SUMMARY  OF  SIGNIFICANT
ACCOUNTING POLICIES

Loss Per Share (Continued)
-------------------------

them by the amount of time that they were outstanding. Basic and diluted loss per share were the same, as there were no common stock equivalents outstanding.

Cash and Cash Equivalents
-------------------------

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Provision for Taxes
-------------------

At March 8, 2000, the Company had a net operating loss of approximately $4,000. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Use of Estimates
----------------

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Impaired Asset Policy
---------------------

In March 1995, the Financial Accounting Standards Board issued a statement titled "Accounting for Impairment of Long-lived Assets." In complying with this standard, the Company will review its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company does not believe any adjustments are needed to the carrying value of its assets at March 8, 2000.

Development Costs
-----------------

In accordance with generally accepted accounting principles, the Company will expense development costs as incurred.

NOTE 3 - PROPERTY AND EQUIPMENT

At March 8, 2000 the Company does not own any property or equipment.

                         QUADRIC ACQUISITION CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  March 8, 2000






NOTE 4 - COMMON STOCK

On March 8, 2000, 5,000,000 shares of common stock were issued to an officer and to a related party. (See Note 5). There was no public offering of any securities. The above referenced shares were issued in repayment of expenses of $4,000 and cash of $1,000. These shares were issued pursuant to exemption from registration contained in Section 4 (2) of the Securities Act of 1933. The Company has not authorized any preferred stock, convertible stock, warrants or options as of March 8, 2000.

NOTE 5 - RELATED PARTIES

As of March 8, 2000, Long Lane Capital, Inc. was issued 4,750,000 common stock shares in consideration of organizational and professional costs incurred by Long Lane Capital, Inc. on behalf of the Company. Gregory M. Wilson, a director of the Company, was issued 250,000 common stock shares. Legal counsel to the Company is a firm owned by Gregory M. Wilson, who also owns a controlling interest in the outstanding stock of Long Lane Capital, Inc. (See Note 4).

NOTE 6 - YEAR 2000 ISSUES

Like other companies, Quadric Acquisition Corporation could be adversely affected if the computer systems the Company, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators, etc. At this time, the company does not have any evidence of problems associated with the year 2000 issue.

                                    PART III

Item 1.  Index to Exhibits.

         Exhibit Number                    Description
         --------------                    -----------
         3.1                               Articles of Incorporation
         3.2                               By-Laws
        10.1                               Lock-Up Agreement
        27                                 Financial Data Schedule



SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.

Dated March 10, 2000

QUADRIC ACQUISITION CORPORATION,
a Nevada corporation


/s/ Gregory M. Wilson
---------------------------
Gregory M. Wilson
President, Director